Second quarter 2003

  329,103 lines were added during the second quarter raising the total to 15,065,356 lines in service, 8.5% more than the same period of the previous year.

  At the end of the second quarter, Internet access accounts increased 26.7% with an addition of 53,340 accounts totaling 1,287,542 Internet access accounts.

  Line equivalents for data transmission increased 13.1% bringing the total to 2,076,630 services with an addition of 67,316 line equivalents during the quarter.
Relevant figures (Millions of Mexican pesos with purchasing power as of June 2003)	2Q2003	2Q2002	% Increase	6 Months 2003	6 Months 2002	% Increase
Revenues	$27,950	$28,029	(0.3)	$55,694	$55,888	(0.3)
EBITDA	14,016	14,480	(3.2)	28,287	29,656	(4.6)
Operating Income	9,262	9,369	(1.1)	18,596	19,748	(5.8)
Net Income	6,204	4,067	52.5	11,188	9,904	13.0
Earnings per Share (pesos)*	0.50	0.31	61.3	0.90	0.76	18.4

*Outstanding shares at the end of each period

Operating results

Local

Total lines in service rose to 15,065,356, an annual increase of 8.5%. Lines with at least one digital service increased 29.8% compared with the same period of the previous year totaling 4,957,614, reflecting penetration of digital services of 32.9% of lines, 5.4 percentage points more than in the same period of 2002.

In the second quarter, total call traffic was 6,506 million calls, 0.6% higher than the first quarter of this year and 2.2% higher than the second quarter of 2002. For the first half, total call traffic rose to 12,976 million calls, 2.7% more than in the same period of the previous year.

During the quarter, interconnection traffic with telecommunications operators rose to 6,507 million minutes, 7.2% higher than the first quarter of this year and 24.4% more than the second quarter of last year. For the six months, interconnection traffic totaled 12,576 million minutes, an increase of 23.3% compared with the same period of 2002. .

Long distance

In the second quarter, domestic long distance minutes totaled 3,868 million, 1.1% higher than the first quarter of this year and 10.4% higher than the same period of 2002. For the six months, domestic long distance traffic increased 9.9% totaling 7,694 million minutes.

The illegal practice of by-pass negatively affected incoming international long distance traffic since billed traffic for the quarter was 984 million minutes, 32.7% lower than the same period of last year and 6.1% higher than the first quarter of this year. For the six months, international long distance traffic totaled 1,911 million minutes, an annual decrease of 29.4%.

Data

In the second quarter, TELMEX added 53,340 Internet access accounts 26.7% higher than the same period of last year and 4.3% more than the first quarter of this year, bringing the total to 1,287,542. For the six months, 122,141 access accounts were added, 18.7% higher than the same period of 2002. ADSL services rose to 122,514, three times more than the second quarter of 2002, representing 9.5% of total accounts in service. Internet service penetration in respect to lines in service reached 8.5%.

In the corporate market of data transmission, TELMEX operated 2,076,630 line equivalents at June 30, an increase of 13.1% compared with the same period of 2002 and 3.4% more than the first quarter of this year. In the second quarter, the gain of line equivalents for data transmission was 67,316 lines.

Consolidated financial results

In the second quarter, total revenues were 27,950 million pesos, a decrease of 0.3% compared with the same period of the previous year. During the quarter, revenues related to Internet services, rent and installation of line equivalents and value added services for data transmission rose to 3,225 million pesos, an increase of 3.5% compared with the same period of last year. For the six months, data transmission revenues rose to 6,474 million pesos 7% higher than the same period of 2002. In the end of the first half, data revenues contributed 11.6% of TELMEX's total revenues.

In the first half, total revenues of the company decreased 0.3% compared with the same period of 2002 due to the following factors:

  Local: Low rhythm in local traffic and the reduction of rates in real terms.

  Domestic long distance: Traffic in recovery.

  International long distance: Decrease in traffic due to the negative effect of the illegal practice of by-pass on incoming traffic, a slight increase in outgoing international long distance traffic billed in Mexico.

  Data: Increase of Internet accesses accounts and line equivalents. Increase in high-speed use and data transmission capacity by corporate customers that translates into a rate benefit for these customers.

  Interconnection: Increase in revenues due to higher interconnection traffic, especially from Calling Party Pays.

  Other: Increase in revenues due to the recovery in sales of Tiendas TELMEX (TELMEX Stores).

In the second quarter, total operating costs and expenses were 18,688 million pesos, an increase of 0.2% compared with the same period of 2002. Commercial, administrative and general expenses increased due to a charge in accounting for pensions and seniority premiums. Additionally, for the decision to provision the charges for uncollectables at the same level it has been done throughout this year that compared with last year's first half, provisions for 2003 were higher. The increase in cost of sales and services is related to higher costs of PC's corresponding to the Prodigy Internet package and telephone sets. A factor that negatively impacted operating costs and expenses was the increase of 26.9% of electricity rates. For the six months, cost of sales and services increased 2.6% compared with the same period of 2002. Commercial, administrative and general expenses increased 6.1% in the first half.

Operating income in the second quarter totaled 9,262 million pesos, 1.1 lower than the same period of the previous year and for the six months, operating income decreased 5.8% compared with the same period of 2002 totaling 18,596 million pesos. EBITDA totaled 14,016 million pesos, 3.2% lower than the same period of 2002 and for the six months, EBITDA reached 28,287 million pesos, 4.6% lower than the same period of the previous year.

Comprehensive financing was positive by 911 million pesos during the second quarter due to a net exchange gain of 1,458 million pesos resulting from the appreciation of the peso versus the US dollar of 2.7% during the quarter. Net Interest showed a charge of 617 million pesos that includes a gain of 601 million pesos from the appreciation of TELMEX's marketable securities as well as a charge of 548 million pesos due to peso interest rate swaps transactions by replacing old ones with higher cost. Finally, a gain of 70 million pesos was generated in the monetary position.

Net income for the second quarter was 6,204 million pesos, 52.5% higher than the same period of 2002. For the six months, net income totaled 11,188 million pesos, an increase of 13% compared with the same period of the previous year. From April to June, the company repurchased 222,107,521 of its own shares. TELMEX's earnings per share for the second quarter, based on the number of shares outstanding at period end, were 0.50 pesos.

Total debt, short-term and long-term equaled 5.627 billion dollars a decrease of 16.9% from 6.773 billion dollars in 2002. Of the 5.627 billion dollars total debt, 82.4% was foreign-denominated. At the end of June, 830 million dollars of the total debt was covered by currency hedges, reducing total debt level to 67.7%. Additionally, interest rate swaps were carried out for 12,600 million pesos producing a new fixed rate of 9.816% and 1.2 billion dollars with a fixed rate of 2.545%, with average maturities of 5 five years in both cases, and after the interest rate swaps, total debt in fixed rate represents 88.9% of the total debt.

Consolidated financial statements
Income statement (Millions of Mexican pesos with purchasing power as of June 2003)	2Q2003	2Q2002	% Increase	6 Months 2003	6 Months 2002	% Increase
Operating revenues
Local	$13,027	$13,460	(3.2)	$25,962	$26,710	(2.8)
Domestic long distance	7,416	7,184	3.2	14,953	14,429	3.6
International long distance	2,103	2,562	(17.9)	4,113	5,081	(19.1)
Interconnection	4,345	3,813	14.0	8,566	7,627	12.3
Other	1,059	1,010	4.9	2,100	2,041	2.9
Total	27,950	28,029	(0.3)	55,694	55,888	(0.3)

Operating costs and expenses
Cost of sales and services	6,625	6,597	0.4	13,050	12,718	2.6
Commercial, administrative and general	4,270	4,057	5.3	8,359	7,882	6.1
Interconnection	3,039	2,895	5.0	5,998	5,632	6.5
Depreciation and amortization	4,754	5,111	(7.0)	9,691	9,908	(2.2)
Total	18,688	18,660	0.2	37,098	36,140	2.7

Operating income	9,262	9,369	(1.1)	18,596	19,748	(5.8)

Comprehensive financing cost (product)
Net interest	617	1,572	(60.8)	822	2,640	(68.9)
Exchange loss, (gain)	(1,458)	2,687	(154.3)	661	2,946	(77.6)
Monetary effect	(70)	(631)	(88.9)	(707)	(1,468)	(51.8)
Total	(911)	3,628	(125.1)	776	4,118	(81.2)

Income before tax and employee profit sharing	10,173	5,741	77.2	17,820	15,630	14.0

Provisions for income tax and employee profit sharing	3,906	1,621	141.0	6,533	5,604	16.6

Income before equity in results of affiliates	6,267	4,120	52.1	11,287	10,026	12.6

Equity in results of affiliates	(63)	(53)	18.9	(99)	(122)	(18.9)

Net income	$6,204	$4,067	52.5	$11,188	$9,904	13.0

EBITDA	14,016	14,480	(3.2)	28,287	29,656	(4.6)
EBITDA margin (%)	50.1	51.7	(1.6)	50.8	53.1	(2.3)
Operating margin (%)	33.1	33.4	(0.3)	33.4	35.3	(1.9)

Balance sheet (Millions of Mexican pesos with purchasing power as of June 2003)	June 2003	June 2002
Assets
Cash and short-term investments	$8,109	$11,997
Other current assets	22,952	25,157
Plant, property and equipment, net	119,191	122,602
Inventories	1,231	1,178
Other assets	1,563	1,898
Intangible assets	6,558	7,393
Total assets	$159,604	$170,225

Liabilities and stockholders' equity
Current portion of long-term debt	$18,549	$8,421
Other current liabilities	16,882	18,264
Long-term debt	40,424	62,075
Pensions and seniority premiums	4,265	4,935
Deferred taxes	14,190	13,704

Total liabilities	94,310	107,399
Stockholders' equity	65,294	62,826
Total liabilities and stockholders' equity	$159,604	$170,225

Shares outstanding at June 30, 2003: 12,418,455,194

Exchange rate used at June 30, 2003: 10.4808 pesos per dollar

Local service business
Income statement (Millions of Mexican pesos with purchasing power as of June 2003)	2Q2003	2Q2002	% Increase	6 Months 2003	6 Months 2002	% Increase
Operating revenues
Access, rent and measured service	$13,044	$13,434	(2.9)	$25,986	$26,759	(2.9)
Recovery of LADA special projects	418	442	(5.4)	801	845	(5.2)
LADA interconnection	804	849	(5.3)	1,542	1,619	(4.8)
Interconnection with operators	282	165	70.9	547	378	44.7
Interconnection with cellular	4,064	3,647	11.4	8,020	7,249	10.6
Other	1,992	2,040	(2.4)	4,015	3,762	6.7
Total	20,604	20,577	0.1	40,911	40,612	0.7

Operating costs and expenses
Cost of sales and services	4,691	4,686	0.1	8,904	8,726	2.0
Commercial, administrative and general	3,757	3,496	7.5	7,153	7,159	(0.1)
Interconnection	3,032	2,891	4.9	5,984	5,624	6.4
Depreciation and amortization	3,128	3,338	(6.3)	6,487	6,627	(2.1)
Total	14,608	14,411	1.4	28,528	28,136	1.4

Operating Income	$5,996	$6,166	(2.8)	$12,383	$12,476	(0.7)

EBITDA	$9,124	$9,504	(4.0)	$18,870	$19,103	(1.2)
EBITDA margin (%)	44.3	46.2	(1.9)	46.1	47.0	(0.9)
Operating margin (%)	29.1	30.0	(0.9)	30.3	30.7	(0.4)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the second quarter increased 0.1%. This result was due to growth of 8.5% in lines in service, 0.6% growth in local traffic and 24.4% growth in interconnection traffic with telecommunications operators, especially from calling party pays, partially offset by the reduction of rates in real terms. .

Operating costs and expenses increased 1.4% compared with the second quarter of 2002. This result was due to the increase of 7.5% in commercial, administrative and general expenses caused by the increase in wages and benefits and the charge for pensions and seniority premiums. Additionally, costs related to interconnection increased 4.9%. These costs were partially offset by the reduction of 210 million pesos in depreciation.

In the second quarter, EBITDA and operating income decreased 4% and 2.8%, respectively each totaling 9,124 and 5,996 million pesos. For the six months, operating income decreased 0.7% and EBITDA decreased 1.2%.

Long distance business
Income statement (Millions of Mexican pesos with purchasing power as of June 2003)	2Q2003	2Q2002	% Increase	6 Months 2003	6 Months 2002	% Increase
Operating revenues
Domestic long distance	$4,247	$4,077	4.2	$8,564	$8,422	1.7
International long distance	1,745	2,090	(16.5)	3,411	4,204	(18.9)
Total	5,992	6,167	(2.8)	11,975	12,626	(5.2)

Operating costs and expenses
Cost of sales and services	1,184	1,199	(1.3)	2,290	2,266	1.1
Commercial, administrative and general	1,141	1,158	(1.5)	2,358	2,333	1.1
Interconnection to the local network	774	812	(4.7)	1,481	1,547	(4.3)
Cost of LADA special projects	398	430	(7.4)	761	822	(7.4)
Depreciation and amortization	821	861	(4.6)	1,398	1,431	(2.3)
Total	4,318	4,460	(3.2)	8,288	8,399	(1.3)

Operating Income	$1,674	$1,707	(1.9)	$3,687	$4,227	(12.8)

EBITDA	$2,495	$2,568	(2.8)	$5,085	$5,658	(10.1)
EBITDA margin (%)	41.6	41.6	0.0	42.5	44.8	(2.3)
Operating margin (%)	27.9	27.7	0.2	30.8	33.5	(2.7)

Comments on long distance financial results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 2.8% in the second quarter. The decrease in revenues was due to 32.7% lower traffic volume of international long distance traffic and the reduction of domestic and international long distance rates in real terms.

Operating costs and expenses in the second quarter decreased 3.2% compared with the same period of last year. This reduction is the result of lower costs of sales and services as well as commercial, administrative and general expenses of 32 million pesos and to lower interconnection costs and special projects because of the decrease in traffic of 70 million pesos. Depreciation was 40 million pesos lower than the second quarter of 2002.

Operating income decreased 1.9% and EBITDA decreased 2.8% in the second quarter totaling 1,674 and 2,495 million pesos, respectively. For the six months, operating income decreased 12.8% and EBITDA decreased 10.1%.